Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
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The following is a transcript of video content that was made available on the Continental Airlines intranet website on May 3, 2010:
Hello. After careful consideration, we’ve decided to merge with United Airlines.
We’re doing this to help us succeed and thrive in the changing and competitive global airline industry.
This is a merger of equals. We’re keeping Continental’s logo, livery, colors and Working Together culture and I will run the combined airline as CEO. Because of its strong global recognition, we’ll keep the United name and be headquartered in Chicago.
The board of directors will be a 50/50 split, along with two union representatives required by United’s charter, and Glen Tilton will serve as non-executive chairman for two years, after which, I’ll become executive chairman as well.
United is the right partner for Continental and now is the right time to merge. This combination brings the best of both worlds: we’ll combine our strength in New York and Latin America with United’s strength on the West Coast and across the Pacific. In short, we’re strong where they are weak and they are strong where we are weak.
Together, we’ll be the greatest airline in the world.
In addition, we have many things in common with United: a shared focus on operational excellence — United’s on-time performance is now even better than ours and the best in the industry.
A shared focus on product investment to enhance the customers’ onboard experience.
A shared focus on generating new sources of revenue.
And of course, we’re partners together in the greatest alliance in the world, Star Alliance.
After the merger, using the power of our culture, we’ll work together as one company to deliver the service for which the Continental team is world-renowned.
Our decision to merge is the right choice, at the right time with the right partner. Merging with United will help provide a stable and secure future.
I know you have many questions and concerns. We’ll continue to do like we’ve always done, and communicate with you every step of the way as this process unfolds.

We’ve already put out a Q&A to address some of your questions and I’ll be meeting directly with many of you around the system in a series of CEO Exchanges over the next few weeks.
This will be big change for all of us. But two things won’t change: our dedication to running a clean, safe and reliable airline and our Working Together culture of treating each other and customers, with dignity and respect, and open, honest and direct communication.
During my 15 years with Continental, I’ve watched our team accomplish great things by Working Together.
Our Working Together culture has been cause for celebration in the good times, and our foundation and strength through the tough times.
So I know that our culture will get us through this merger and out the other side, where we’ll become a strong, growing and profitable carrier, with great service, a great culture and a great future.